KH 2/18

AB 2/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott T. Taylor, Ltd

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14482 Hillshire Dr.
(No. and Street)

Willis (City) Texas (State) 77318 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Taylor 713 688-1849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adamson, Hood & Company, PC
(Name – *if individual, state last, first, middle name*)

10500 N. W. Frwy Ste 224 (Address) Houston (City) TX (State) 77092 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015766

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 2/28

OATH OR AFFIRMATION

I, Scott T. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott T. Taylor, Ltd, as of 12-31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ODARO GREGORY AIGBEDION
Notary Public, State of Texas
My Commission Expires
December 16, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition. (Balance Sheet)
- [x] (c) Statement of Income (Loss). (P&L)
- [ ] (d) Statement of Changes in Financial Condition. (None)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (None)
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (exempt)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (exempt)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (exempt)
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (None needed No Difference)
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Not A Member)
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT T TAYLOR, LTD

(A Texas Limited Partnership)

Financial Statements

For the years ended December 31, 2010 and 2009

Independent Auditor's Report

CONTENTS

Adamson, Hood & Company, PC

Certified Public Accountants
10500 Northwest Frwy., Suite 224
Houston, Texas 77092
Tel. (713) 956-6266
Email: adamsonhood.com

Scott T Taylor, Ltd

We have audited the accompanying balance sheets of Scott T Taylor, Ltd (a Texas limited partnership) as of December 31, 2010 and 2009 and the related statements of income, changes in partners' equity and cash flow for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scott T Taylor, Ltd as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Adamson Hood & Company PC

Houston, Texas
January 28, 2011

SCOTT T TAYLOR, LTD
BALANCE SHEETS AS OF
December 31, 2010 and 2009
Note 1

	2010	2009
ASSETS		
Cash and cash equivalents	$ 8,940	$ 14,956
Total Current Assets and Total Assets	$ 8,940	$ 14,956
OWNERS' EQUITY (Note 2)		
Ellen M. Taylor	$ 4,246	$ 7,104
Scott T. Taylor	4,246	7,104
Wealth Recovery, Inc.	448	748
Total Owners' Equity	$ 8,940	$ 14,956

The accompaning notes are an integral part of these financial statements

SCOTT T TAYLOR, LTD
STATEMENTS OF INCOME
For the Years ended December 31, 2010 and 2009
Note 1

	2010	2009
Revenue		
Commissions	$ 138,650	$ 103,862
Interest	3	7
Total Revenue	138,653	103,869
Total Operating Expenses	52,069	50,570
Net Income	$ 86,584	$ 53,299

The accompanying notes are an integral part of these financial statements

SCOTT T TAYLOR, LTD
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the Years ended December 31, 2010 and 2009
Note 1

	Ellen M. Taylor	Scott T. Taylor	Wealth Recovery, Inc.	Total
Balance - December 31, 2007	$ 7,057	$ 7,057	$ 743	$ 14,857
Year ended December 31, 2009				
Earnings	25,317	25,317	2,665	53,299
Draws	(25,270)	(25,270)	(2,660)	(53,200)
Balance - December 31, 2009	7,104	7,104	748	14,956
Year ended December 31, 2010				
Earnings (Loss)	41,127	41,127	4,330	86,584
Draws	(43,985)	(43,985)	(4,630)	(92,600)
Balance - December 31, 2010	$ 4,246	$ 4,246	$ 448	$ 8,940

The accompanying notes are an integral part of these financial statements.

SCOTT T TAYLOR, LTD
STATEMENTS OF CASH FLOW
For the years ended December 31, 2010 and 2009
Note 1

	2010	2009
Net Income	$ 86,584	$ 53,299
Partners' draws	(92,600)	(53,200)
Net increase in cash	(6,016)	99
Cash balance, beginning of period	14,956	14,857
Cash balance, end of period	$ 8,940	$ 14,956

The accompanying notes are an integral part of these financial statements.

SCOTT T TAYLOR, LTD

NOTES TO FINANCIAL STATEMENTS

(See Independent Auditor's Report)

1. Summary of Significant Accounting Policies and Business Activity

Nature of Business

Scott T Taylor, Ltd is a Texas limited partnership registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company's revenues are primarily from commissions earned from various mutual funds.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand; cash in banks, and highly liquid debt instruments purchased with a maturity date of three months or less.

Revenue Recognition

Revenue is recognized at the time payment is received from the mutual fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is at least reasonably possible that the significant estimates used will change within the year.

Federal Income Tax

The Company is a limited partnership for federal income tax reporting. Consequently, the taxes are the responsibility of the individual partners of the company. Therefore, no provision for federal income taxes has been included in the financial statements as of and for the years ended December 31, 2010 and 2009.

SUPPLEMENTAL SCHEDULES

Schedule I

SCOTT T TAYLOR, LTD
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010 and 2009

	2010	2009
Assets	$ 8,940	$ 14,956
Liabilities	-0-	-0-
Net worth	8,940	14,956
Additions	-0-	-0-
Deductions (Non-allowable assets)	-0-	-0-
Tentative net capital (TNC)	8,940	14,956
Less haircuts	-0-	-0-
Net capital	8,940	14,956
Minimum net capital requirements - Greater of:		
1/8 of aggregate indebtedness or $5,000	5,000	5,000
120% of net capital or $6,000	6,000	6,000
Excess (deficient net capital)	$ 3,940	$ 9,956

The accompanying notes are an integral part of these financial statements.

SCOTT T TAYLOR, LTD

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2010

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

As of and for the two years ended December 31, 2010, the Company has maintained its compliance with the conditions for exemption specified in paragraph (k) (2) (i) or Rule 15c3-3.